

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2013

<u>Via E-mail</u>
Ziad Nakhleh
Chief Financial Officer
Dryships Inc.
74-76 V. Ipeirou Street
151 25, Marousi
Athens, Greece

     Re: **Dryships Inc.**
            Form 20-F for the year ended December 31, 2012
            Filed March 22, 2013
            File No. 001-33922

Dear Mr. Nakhleh:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Linda Cvrkel

                             Linda Cvrkel
                             Branch Chief